Exhibit 99.2

ABOUT THE MEETING AND OUR BOARD
Notice of annual general meeting of shareholders
As we continue to confront the challenges and uncertainties of the COVID-19 pandemic together with our customers, team members and communities, we will use the power of technology to enable our shareholders to attend our annual general meeting in a virtual-only format via a live webcast. Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at this virtual meeting from any location. Non-registered shareholders who have not duly appointed themselves as proxyholders and registered with our transfer agent, Computershare Investor Services Inc. (Computershare), may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. A summary of the information shareholders will need to attend, participate and vote at our virtual meeting is provided on pages 6 to 13.
Business of the meeting
At the meeting, shareholders will be asked to:
1.
Receive the Company’s 2020 audited consolidated financial statements, together with the report of the auditors on those statements

2.
Elect directors of the Company for the ensuing year

3.
Appoint Deloitte LLP (Deloitte) as auditors for the ensuing year and authorize the directors to fix their remuneration and transact any other business that may properly come before the meeting and any postponement or adjournment thereof.
Right to vote
Holders of record of subordinate voting shares and/or multiple voting shares on March 31, 2021 (the Record Date), are entitled to notice of, and to vote at, our meeting or any adjournment thereof. Each multiple voting share carries the right to ten votes and each subordinate voting share carries the right to one vote. There were 51,932,241 subordinate voting shares and 213,579,876 multiple voting shares (together with the subordinate voting shares, the shares) outstanding on April 9, 2021. You can find more information about each item of business at the meeting, including who can vote and how to vote, beginning on page 6.
Approval of the circular
The Board of Directors has approved in substance the content of this information circular and has authorized us to send it to the Company’s shareholders as at the Record Date.
Vancouver, British Columbia
Dated April 9, 2021
By order of the Board of Directors
Michel E. Belec, Chief Legal Officer and Corporate Secretary

When Thursday, May 27, 2021 4:30 p.m. (ET) Where Virtual-only meeting via live audio webcast online at https://web.lumiagm.com/232754492
Materials
A notice and access notification to shareholders (Notice) is being mailed to non-registered shareholders on or about April 21, 2021. We are providing access to the information circular and annual report to non-registered shareholders via the internet using the “notice and access” systems. These materials are available on the website referenced in the Notice: envisionreports.com/telusinternational2021. Registered shareholders will receive a paper copy of our information circular and related proxy materials.